EX 99.28(d)(53)(vii)

Amendment

to

Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Standard & Poor's Investment Advisory Services, LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser ("Adviser"), and Standard & Poor's Investment Advisory Services, LLC, a Delaware limited liability company and registered investment adviser ("Sub-Adviser").

Whereas, the Adviser and Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the 31st day of December, 2001, as Amended and Restated effective as of the 1st day of December, 2012, and as further amended ("Agreement"), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of JNL Series Trust ("Trust"), as listed on Schedule A to the Agreement.

Whereas, the parties have agreed to amend the following section of the Agreement:

Section 3. "Management."

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

The following shall be inserted as sub-paragraph j) in Section 3. "Management." under the heading entitled: "The Sub-Adviser further agrees that it:"

j)
at its expense, will furnish: (i) all necessary facilities and personnel, including salaries, expenses, and fees of any personnel required for the Sub-Adviser to faithfully perform its duties under this Agreement; and (ii) administrative facilities, including bookkeeping, and all equipment necessary for the efficient conduct of the Sub-Adviser's duties under this Agreement. The Sub-Adviser agrees to bear any fees or costs associated with such litigation or other matters arising from or pertaining to: (i) the services provided by the Sub-Adviser under the Agreement (but excluding litigation for services provided and/or fees charged by the Adviser); and (ii) the Sub-Adviser's general business operations that require the involvement or participation of the Adviser, the Fund, and/or any Trustee of the Fund. For purpose of clarification, the term "litigation" or "other matters" shall not include any action, proceeding, litigation, investigation or inquiry initiated by a regulatory body or regulator.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed and effective as of August 31, 2016.

Jackson National Asset Management, LLC		Standard & Poor's Investment Advisory Services LLC

By:	/s/ Mark D. Nerud	By:	/s/ Michael Thompson
Name:	Mark D. Nerud	Name:	Michael Thompson
Title:	President and CEO	Title:	Chairman, SPIAS